INVESTOR PRESENTATION



ELLIOTT®

STREAMLINE 66

WOLFE REFINING CONFERENCE

March 2025

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

OTHER THAN INDICATED HEREIN, ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS.

EXECUTIVE SUMMARY

Phillips' refining assets have substantial scale and flexibility, affording it high reliability and strong earnings potential under the proper management

- **Phillips Has An Attractive Set Of Refining Assets:**
  - ~2MMbbl/d refining system with 11 refineries
  - Geographic and product diversity, allowing for resiliency across all market environments

- **Phillips' Assets Are Highly Competitive Vs. Peers:**
  - *Central Corridor*: Heavy coking exposure at Wood River and Billings with large WCS loading in niche markets, leading to outsized profitability; Borger is highly complex with access to profitable Denver market
  - *Atlantic Basin / Europe*: Bayway refinery is likely the most profitable in PADD 1 with substantial trade flexibility on Atlantic; Humber one of the most profitable refineries in Europe with specialty coking capabilities
  - *US Gulf Coast:* Highly complex, high-conversion refineries with strong logistical flexibility, advantaged crude feedstock loading and ability to produce specialty products including needle coke, solvents and lubricant base oils

- **The Refining Kit Is Fundamentally Strong When Compared To Peers:**
  - Similar fluid catalytic cracking (FCC), hydrocracking + distillate hydrotreating and octane capacity across the portfolio
  - Elevated coking capacity at ~20% of total throughput vs. MPC / VLO at ~10-15% allows for heavier crude loading leading to a ~$2-3/bbl crude input cost advantage vs. VLO

- **Despite This Advantaged Kit, Phillips Lags Peers Materially In EBITDA / Bbl Across Regions:**
  - We believe poor profitability is driven primarily by weak cost controls and a lagging commercial function rather than assets quality
  - Assets are often unfairly blamed for underperformance, though market perception of asset quality can improve significantly under competent management

PHILLIPS' REFINING KIT IS COMPARABLE TO PEERS MARATHON AND VALERO – UNDERPERFORMANCE IS PRIMARILY DRIVEN BY POOR OPERATIONS, RATHER THAN WORSE ASSETS

Source: Company filings, Elliott analysis.

CONVERSION CAPACITY VS. PEERS

Phillips' refining kit exhibits similar capabilities to Marathon and Valero



Coking Capacity

Includes highly profitable specialty coke capacity

PSX 19%
VLO 13%
MPC 11%



Fluid Catalytic Cracking Capacity

PSX 31%
VLO 32%
MPC 27%



Hydrocracking + Distillate Hydrotreating Capacity

- Distillate Hydrotreating
- Hydrocracking

PSX 41% (36% / 5%)
VLO 44% (26% / 18%)
MPC 31% (20% / 11%)



Octane Capacity
(Alkyl + Reforming + Isom)

PSX 30%
VLO 26%
MPC 32%

Source: Baker & O'Brien estimates, in-line with Oil & Gas Journal reported metrics.
Note: All metrics expressed as a % of crude capacity.

CRUDE INPUT COST ADVANTAGE VS. PEERS

Phillips loads a higher percentage of discounted crude vs peers, giving it an input cost advantage

% of Crude Fed

Phillips not only loads more discounted crudes than peers, but also receives lower pricing on its WCS due to Central Corridor positioning vs. peers primarily running WCS in the USGC


San Juan Valley
Maya & LatAm Heavy
WCS
32%
8%
9%
15%
22%
1%
19%
2%
15%
4%
3%
8%
PSX
VLO
MPC

	PSX	VLO	MPC
2024 Est. Crude Cost Advantage vs. VLO ($/bbl)[1]	**+$2.73**	**––**	**+$1.20[2]**

Source: Based on TPH & Co. Research estimates of crude loading.

1) Calculated based on multiplying estimated % crude inputs by 2024 average $/bbl for the given crude. See the Appendix for details.

2) MPC estimated to have a lower-cost total crude slate vs. VLO despite loading less advantaged crude due to VLO loading an estimated ~20% LLS & Eagle Ford Crudes, which trade at a premium to WTI.

DESPITE FUNDAMENTALLY STRONG ASSETS, PHILLIPS REFINING LAGS PEERS

Phillips remains the clear laggard versus peers VLO and MPC, with recent Q4 '24 EBITDA per barrel exceptionally weak on a relative basis

Operating Expense per Barrel (excl. TAR) ($/bbl)



EBITDA per Barrel (excl. TAR) Spread to VLO ($/bbl)



Despite claims of success, Phillips has not closed the profitability gap to VLO

Source: Company filings, Elliott analysis.
Note: Phillips and Valero Refining EBITDA based on definitions in the appendix of Streamline66 presentation publicly released on February 11, 2025. Utilizes most recent re-casting.

LAGGING REFINING PERFORMANCE DRIVEN BY INEFFICIENT OPERATIONS

Phillips' quality assets are operated inefficiently

WEAK COMMERCIAL FUNCTION

- **Charge & yield are not optimized to match the market**; clean product and other production does not seem to fluctuate with specialty product (needle coke, lubes, etc.) margins

- **Ineffective commercial leadership and suboptimal organizational structure** constrain ability to adjust operations to capture market opportunities

- Nearly **non-existent capital allocation to commercial function** limits ability to create cheap optionality

POOR EXECUTION AND COST CONTROL

- **Corporate leadership does not know what good looks like in refining,** and has lost focus and discipline in driving operating performance

- Top talent is **frustrated with corporate leadership** given clear lack of support for the refining business

- **Over-sized corporate function relative to peers** (substantially higher back-office and corporate functions relative to peers, high-cost R&D facility in Bartlesville with questionable value add to refining, etc.)

- **Overstaffed organization that relies heavily on expensive consultants for cost-saving guidance**

Note: Perspectives based on range of conversations with industry experts.

 

PHILLIPS WAS PREVIOUSLY VIEWED AS HAVING TOP-TIER ASSETS

The narrative that Phillips has sub-par assets is the result of recent operational shortcomings, with the market previously viewing the assets as best-in-class

> " Furthermore, **PSX's refinery assets are some of the best-in-class vs overall industry** with a Nelson Complexity Index of 11.1
>
> **UBS, January 26, 2021**

> " Relative to our coverage group, **we think that PSX (a) has a strong portfolio of assets, (b) checks all of the boxes in terms of management quality and balanced capital allocation**, and (c) has an increasingly compelling valuation versus both the majors and the refiners.
>
> **JP Morgan, October 30, 2018**

Note: Emphasis added.

STREAMLINE **66**

STREAMLINE 66

- ✔ **Streamline Portfolio**

- ✔ **Operating Review**

- ✔ **Enhanced Oversight**

We welcome the opportunity to engage with Phillips 66 shareholders on this remarkable opportunity

STREAMLINE 66

Appendix

STREAMLINE **66**

PHILLIPS HAS A DIVERSE SET OF QUALITY REFINING ASSETS

Central Corridor, Atlantic Basin / Europe and US Gulf Coast assets are fundamentally attractive and should drive equivalent profitability with peers on a constant accounting basis



Ferndale
Billings
Rodeo Renewable Energy Complex
Los Angeles
Borger
Ponca City
Wood River
Bayway
Sweeny
Lake Charles
EUROPE
Humber
MiRO
MIDDLE EAST
S-Chem
Q-Chem I & II
Lake Charles Coke Handling
Westlake
Orange
LCPL Storage
Beaumont
Cedar Bayou
Pasadena
Sweeny/Old Ocean
Sweeny
Lake Charles
Bayou Bridge
Gulf Coast
Pecan Grove
Clifton Ridge
Port Arthur
Mont Belvieu
Pasadena
Freeport
San Bernard
Clemens Caverns
Jones Creek
Sweeny 1, 2, 3, 4

Source: Company presentations.

CRUDE INPUT COST CALCULATIONS

		2024 Avg	Diff vs WTI		PSX	VLO	MPC
Advantaged Crudes	WCS	$60.99[1]	($14.84)		15%	2%	8%
	Maya & LatAm Heavy	$68.35	($7.48)		9%	19%	3%
	San Juan Valley	$69.20	($6.63)		8%	1%	4%
	Total				**32%**	**22%**	**15%**
Par & Near-Par Crudes	WTI Cushing	$75.83	–		12%	10%	9%
	WTI Midland	$76.81	$0.98		5%	8%	6%
	Bakken & Canadian Light	$74.41	($1.42)		5%	3%	23%
	UT/WY/CO	$73.63[2]	($2.20)		–	–	2%
	Mediums / Other	$75.83[3]	–		37%	38%	33%
	Total				**59%**	**59%**	**73%**
Premium Crudes	LLS & Eagle Ford	$78.29[4]	$2.46		9%	20%	12%
	Total				**9%**	**20%**	**12%**

		PSX	VLO	MPC
Weighted Avg Cost of Crude		**$72.60**	**$75.33**	**$74.14**
Cost Advantage vs VLO		**($2.73)**	**–**	**($1.20)**

Source: Crude slate percentages based on TPH & Co. report. Market pricing per S&P Global Commodity Insights.
1) Price reflects WCS at Hardisty. Analysis assumes 100% of crude prices at Hardisty. VLO and MPC likely price WCS more at Houston which would be more expensive vs. PSX, given higher coking capacity on the Gulf Coast.
2) Price reflects Wyoming Sweet.
3) Assumed flat to WTI Cushing.
4) Price reflects LLS.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 5, 2025, Elliott holds a 5.6% economic interest in the Company. As of March 5, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 16,925,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 14,425,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 5, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 5,952,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 5, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 5, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

WEBSITE MATERIALS



PRESENTATIONS



Presentations

STREAMLINE66 PRESENTATION FOR THE WOLFE REFINING CONFERENCE

March 6, 2025



Presentations

ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E /

Investor Contacts

Elliott Investment Management
E /

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E /

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 5, 2025, Elliott holds a 5.6% economic interest in the Company. As of March 5, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 16,925,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 14,425,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 5, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 5,952,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 5, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 5, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





ABOUT ELLIOTT

ELLIOTT INVESTMENT MANAGEMENT L.P.

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, “Elliott”) is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $72.7 billion of assets as of December 31, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London..

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, “Elliott”), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit proxies with respect to the election of Elliott’s slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation (“Phillips” or the “Company”).

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. (“Elliott Management”), Elliott Associates, L.P. (“Elliott Associates”), Elliott International, L.P. (“Elliott International”), The Liverpool Limited Partnership (“Liverpool”), Elliott Investment Management GP LLC (“EIM GP”), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 5, 2025, Elliott holds a 5.6% economic interest in the Company. As of March 5, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott

As of March 5, 2025, Elliott holds a [illegible] economic interest in the Company. As of March 5, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the “Elliott Funds”) with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 16,925,000 shares of the Company’s Common Stock, $0.01 par value per share (the “Common Stock”), including 14,425,000 shares of Common Stock and 2,500,000 shares of Common Stock underlying certain exercisable call option contracts held by the Elliott Funds. As of March 5, 2025, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 5,952,500 shares of Common Stock and hold exercisable over-the-counter American-style call option contracts with respect to an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (collectively, “Derivative Agreements”). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 5, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 5, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

